UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Derma Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    249827205
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                                 (CUSIP Number)

                                Norman H. Pessin
                           605 Third Avenue-19th Floor
                            New York, New York 10158
                                 (212) 476-5654
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 2,2005
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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PAGE 2
CUSIP No.  249827205                                                Schedule 13D

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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SEP IRA F/B/O Norman H. Pessin ###-##-####

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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]

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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS
         PF

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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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   NUMBER OF SHARES        7   SOLE VOTING POWER                606,000
     BENEFICALLY
    OWNED BY EACH          8   SHARED VOTING POWER            ---------
      REPORTING
     PERSON WITH           9   SOLE DISPOSITIVE POWER         1,006,000

                           10  SHARED DISPOSITIVE POWER       ---------

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  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,006,000

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  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
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  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.13%

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  14 TYPE OF REPORTING PERSON*

         IN

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                                           *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PAGE 3
CUSIP No.  249827205                                                Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP IRA F/B/O Norman H. Pessin (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

   Name and Address:               SEP IRA F/B/O Norman H. Pessin
                                   605 Third Avenue-19th Floor
                                   New York, New York 10158

   Principal Occupation:           Retired

   Criminal convictions:           None

   Civil proceedings:              None

   Citizenship:                    United States

Item 3. Source and Amount of Funds or Other Consideration

SEP IRA F/B/O Norman H. Pessin purchased 400,000 Units of securities of the Issuer for $200,000. The Units consist of 1 share of common stock and one four-year common stock purchase warrant with an exercise price of $1.05 per share. Previously SEP IRA F/B/O Norman H. Pessin purchased shares of the issuer's common stock as follows:

       Date                Number of Shares            Price per Share
       ----                ----------------            ---------------

     10/16/03                  150,000                      $0.967
     06/17/04                    2,500                      $0.70
     07/22/04                    4,000                      $0.70
     07/23/04                   18,500                      $0.70
     08/18/04                   26,000                      $0.50
     10/28/04                    5,000                      $0.65

Item 4. Purposes of the Transactions

The purpose of the acquisitions of securities is investment.

The filer reserved the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.


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PAGE 4
CUSIP No.  249827205

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 606,000 shares of common stock of the issuer, constituting 6.36% of the outstanding shares thereof. The reporting person also owns 400,000 common stock purchase warrants to purchase a like number of shares at an exercise price of $1.05 per share. Therefore the reporting person has total ownership of 1,006,000 shares, constituting 10.13% of the class of common stock.

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PAGE 5
CUSIP No.  249827205

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  SEP IRA F/B/O Norman H. Pessin

                                                  By: /s/ Norman H. Pessin
                                                      --------------------------
                                                      Norman H. Pessin

April 5, 2005